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CUSIP No. 724508-106

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 4)*



NAME OF ISSUER:                          PITT-DES MOINES, INC.

TITLE OF CLASS OF SECURITIES:            Common Stock, No Par Value

CUSIP NUMBER:                            724508-106

NAME, ADDRESS AND TELEPHONE              Leonard F. Kolodziej
NUMBER OF PERSON AUTHORIZED TO           Pitt-Des Moines, Inc.
RECEIVE NOTICES AND COMMUNICATIONS:      3400 Grand Avenue
                                         Pittsburgh, PA 15225
                                         (412) 331-3000

DATE OF EVENT WHICH REQUIRES FILING
OF THIS STATEMENT:                       January 29, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1() for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 724508-106



1)  Name of Reporting Person               Polly J. Townsend
    SS or IRS Identification No.           ###-##-####

2)  Check the Appropriate Box              (a)  _________________
    if a Member of a Group
    (See Instructions)                     (b)  _________________


3)  SEC Use Only


4)  Source of Funds*:                      Not applicable


5)  Check box if disclosure of legal
    proceedings is required pursuant
    to Items 2(d) or 2(e)                  Not applicable



6)  Citizenship of place of organization:  U.S.A.



                                           7)  Sole Voting Power

                                                   123,427
                                               ------------------


                                           8)  Shared Voting Power

                                                  162,105
                                             ------------------


                                           9)  Sole Dispositive Power

                                                  123,427
                                             ------------------


                                          10)  Shared Dispositive Power

                                                  162,105
                                             ------------------


11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person               285,532


12)  Check if the Aggregate Amount
     in Row 11) Excludes Certain
     Shares*

13)  Percent of Class Represented
     by Amount in Row 11)                          8.1%

14)  Type of Reporting Person*                     IN


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CUSIP No. 724508-106


Item 1.  Securities and Issuer.
         ---------------------

This statement relates to common stock, no par value, of Pitt-Des Moines, Inc. (the "Company"). The Company's principal executive offices are located at 3400 Grand Avenue, Pittsburgh, Pennsylvania 15225.

Item 2.  Identity and Background.
         -----------------------

This statement is filed by Polly J. Townsend ("Mrs. Townsend"). Mrs. Townsend resides at 34 Proctor Street, Manchester, Massachusetts 01944.

During the last five years, Mrs. Townsend has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was she a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order against her enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mrs. Townsend is a citizen of the United States and a private investor.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

The shares of common stock of the Company represented by this filing on behalf of Mrs. Townsend include shares acquired by her due to her position as trustee or co-trustee of the named trusts involved and shares acquired by her through stock gifts and inheritances.

Item 4.  Purpose of Transaction.
         ----------------------

In January 1996, January 1997 and January 1998, Mrs. Townsend acquired 1,995 shares (0.05% of the outstanding stock of the Company) through stock gifts.

In January 1996, January 1997, and January 1998, the spouse of Mrs. Townsend acquired a cumulative total of 725 shares (0.02% of the outstanding stock of the Company) through stock gifts and inheritances. Mrs. Townsend disclaims beneficial ownership of these shares of which she has shared voting and dispositive power.

In January and December 1996, January and November 1997, and January 1998, a child of Mrs. Townsend acquired a cumulative total of 2,225 shares (0.06% of the outstanding stock of the Company) through stock gifts and inheritances. Mrs. Townsend disclaims beneficial ownership of these shares of which she has shared voting and dispositive power.

In December 1996 and in November 1997, Mrs. Townsend disposed of 9,375 shares (0.3% of the outstanding stock of the Company) through stock gifts.

In June 1997, the Ruth H. Jackson Charitable Trust, of which Mrs. Townsend is co-trustee, disposed of 4,000 shares (0.1% of the outstanding stock of the Company) held in the trust.

In January 1998, the John E. and Sue M. Jackson Charitable Trust named Mrs. Townsend co-trustee of 48,231 shares (1.4% of the outstanding stock of the Company) of which Mrs. Townsend has shared voting and dispositive power.

In February 1998, the John E. and Sue M. Jackson Charitable Trust, of which Mrs. Townsend is co-trustee, sold 16,742 shares (0.5% of the outstanding stock of the Company) to the Pitt-Des Moines, Inc. Employee Stock Ownership Plan.
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CUSIP No. 724508-106



Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Mrs. Townsend has the sole voting and dispositive power over 123,427 shares (3.5% of the outstanding common stock of the Company) owned by her. In addition, Mrs. Townsend has the shared voting and dispositive power over 162,105 shares (4.6% of the outstanding common stock of the Company) including shares held in various trusts of which she is co-trustee and shares individually held by Gerard B. Townsend, Mrs. Townsend's spouse.

In the aggregate, Mrs. Townsend has beneficial ownership over 285,532 shares (8.1% of the outstanding common stock of the Company); however, she disclaims beneficial ownership over 130,484 shares (3.7% of the outstanding common stock of the Company).

The above calculations are based upon the number of outstanding shares of the Company's common stock reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

Mrs. Townsend is the daughter of W. R. Jackson, Chairman Emeritus and Director of the Company and sister to W. R. Jackson, Jr., a Director of the Company, and Mary Melissa Jackson. W. R. Jackson, W. R. Jackson, Jr. and Mary Melissa Jackson are also principal stockholders of the Company. Such family members disclaim the existence of any agreement or understanding to act as a group with respect to such shares.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

None



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 26, 1998


By:  /s/  Polly J. Townsend
     -----------------------
          Polly J. Townsend